The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company of NY
and
Brighthouse Variable Annuity Account B

Pioneer PRISM XC

Disclosure Notice
April 28, 2025
A flexible premium deferred variable annuity contract

This Disclosure Notice provides certain updated information about your Pioneer PRISM XC Variable Annuity Contract the “Contract” or “contract”, a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company of NY (“BLNY”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLNY and Brighthouse Variable Annuity Account B (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF41. The Contract prospectus, dated May 1, 2009, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
This Contract offers a Purchase Payment Credit. Expenses for a Contract with a Purchase Payment Credit may be higher than for a Contract without a credit. The amount of the Purchase Payment Credit may be more than offset by the fees and charges associated with the credit.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Account Value. The sum of your interests in the Investment Portfolios and the Fixed Account, including the Enhanced Dollar Cost Averaging account.
Accumulation Phase. The period in which earnings accumulate on a tax-deferred basis.
Contract Year. A Contract Year is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.
Fixed Account. The Fixed Account is part of our general account and offers an interest rate that is guaranteed by us. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts .
Investment Portfolios. The means of investing offered to Owners in various underlying fund portfolios. May also be referred to as “Portfolio Company.”
Monitored Portfolios. Certain Investment Portfolios on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment. A Purchase Payment is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments.
Purchase Payment Credit. An amount credited to your Account Value that equals a percentage of each Purchase Payment made.
Separate Account. We have established Brighthouse Variable Annuity Account B to hold the assets that underlie the Contracts.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This does not reflect all of the changes that have occurred since you entered into your Contract.
Changes Affecting the Investment Portfolios
Portfolio Name Changes. Certain Investment Portfolios were subject to a name change. The chart below identifies the former name and new name of the Investment Portfolios.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
Brighthouse/abrdn Emerging Markets Equity Portfolio	SSGA Emerging Markets Enhanced Index Portfolio II*
*The effective date of this name change was August 19, 2024.
Portfolio Merger. The following Former Investment Portfolio was merged with and into the New Investment Portfolio.
Former Investment Portfolio	New Investment Portfolio
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio II	SSGA Emerging Markets Enhanced Index Portfolio

Portfolio Addition. As a result of the merger described above, the SSGA Emerging Markets Enhanced Index Portfolio has been added to the Contract.
Trust/Investment Portfolio Reorganization. The following Former Investment Portfolio was reorganized into the New Investment Portfolio of the New Trust.

Former Trust/Investment Portfolio	New Trust/ Investment Portfolio
Pioneer Variable Contracts Trust	Victory Variable Insurance Funds II
Pioneer Mid Cap Value VCT Portfolio	Victory Pioneer Mid Cap Value VCT Portfolio
Investment Portfolios
• Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
BlackRock High Yield Portfolio
Invesco Global Equity Portfolio
JPMorgan Small Cap Value Portfolio
Loomis Sayles Small Cap Core Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
SSGA Emerging Markets Enhanced Index Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract
	Fees and Expenses	Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 9 full Contract Years following a
Purchase Payment, you may be assessed a withdrawal charge of up to 8% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.
Fee Table and Examples Expenses – Withdrawal Charge
Transaction Charges
In addition to withdrawal charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Investment Portfolios and the Fixed Account.
Transfer Fee. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Expenses – Transfer Fee

	Fees and Expenses			Location in Prospectus
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Expenses – Product Charges Appendix A Investment Portfolios Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.71%	1.71%
	Investment options (Portfolio Company fees and expenses)[2]	0.40%	1.23%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[3]	1.50%[4]
1 As a percentage of average Account Value in the Separate Account. The charge shown also includes the Account Fee.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average Account Value in the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of the Total Guaranteed Withdrawal Amount, which is a value used to calculate your benefit. This charge is the current charge for the most expensive optional benefit.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,882	Highest Annual Cost $4,411
	Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No optional benefits ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals
●Investment of $100,000
●5% annual appreciation
●Most expensive combination
of optional benefits and
Portfolio Company fees and
expenses
●No sales charges
●No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract Investment Options
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 9 full Contract Years following a
Purchase Payment. Withdrawal charges will reduce the value of your
Contract if you withdraw money during that time.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract Investment Options
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Portfolio Companies).
●Each investment option has its own unique risks.
●You should review the prospectuses for the available funds before making an investment decision.
Investment Options
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about BLNY, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract
Restrictions
Investments
●Currently, we allow unlimited transfers without charge among investment options during the Accumulation Phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Portfolio Companies available as investment options under the Contract.
Investment Options
Optional Benefits
●Certain optional benefits limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
●Certain optional benefits could limit subsequent Purchase Payments.
●Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.
●We may stop offering an optional benefit at any time for new sales.
● Purchase Payment Credits are not included in the calculation of any optional benefit, as well as the Standard Death Benefit.
Purchase – Investment Allocation Restrictions for Certain Riders Living Benefits Appendix B: Investment Portfolios Available Under the Benefits Offered Under the Contract

Taxes
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distributor
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.
Replacement of Contracts

APPENDIX A
Investment Portfolios Available Under the Contract
The following is a list of Investment Portfolios under the Contract. More information about the Investment Portfolios is available in the prospectuses for the Investment Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF41. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com. Depending on the optional benefits you choose, you may not be able to invest in certain Investment Portfolios. See Appendix B: Investment Portfolios Available Under the Benefits Offered Under the Contract.
The current expenses and performance information below reflects fees and expenses of the Investment Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital appreciation and current income.	AB Global Dynamic Allocation Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: AllianceBernstein L.P.	0.91%	7.31%	2.02%	3.69%
Seeks capital appreciation and current income.	BlackRock Global Tactical Strategies Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.93%	5.80%	2.18%	3.96%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.88%	8.19%	4.40%	5.01%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Balanced Plus Portfolio — Class B* Brighthouse Investment Advisers, LLC Subadviser: Overlay Portion: Pacific Investment Management Company LLC	1.00%	3.76%	1.41%	4.21%
Seeks a high level of current income, while seeking preservation of shareholders’ capital.	Brighthouse/Franklin Low Duration Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Franklin Advisers, Inc.	0.73%	4.69%	1.52%	1.64%
Seeks total return.	Invesco Balanced-Risk Allocation Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.94%	4.00%	3.21%	4.05%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	14.73%	11.42%	9.39%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.83%	16.15%	9.43%	9.82%
Seeks capital appreciation and current income.	JPMorgan Global Active Allocation Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.99%	5.29%	3.37%	4.49%
Seeks long-term capital growth.	JPMorgan Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	1.02%	9.01%	8.45%	6.74%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.80%	34.13%	18.04%	11.87%
Seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.	MetLife Multi-Index Targeted Risk Portfolio — Class B* Brighthouse Investment Advisers, LLC Subadviser: Overlay Portion: MetLife Investment Management, LLC	0.66%	7.48%	2.45%	4.27%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.89%	2.95%	3.87%	5.23%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.91%	38.93%	10.62%	12.02%
Seeks total return.	PanAgora Global Diversified Risk Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: PanAgora Asset Management, Inc.	0.97%	4.11%	-0.72%	2.55%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class B Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.06%	2.12%	1.85%	2.00%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.84%	2.43%	-0.14%	1.43%
Seeks capital appreciation and current income.	Schroders Global Multi-Asset Portfolio — Class B#* Brighthouse Investment Advisers, LLC Subadviser: Schroder Investment Management North America Inc.	0.95%	9.70%	2.76%	4.20%
Seeks to provide total return, primarily through capital appreciation.	SSGA Emerging Markets Enhanced Index Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.91%	11.13%	2.76%	—
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.85%	9.78%	10.75%	8.31%
Seeks a high level of current income, consistent with preservation of principal.	Western Asset Management Government Income Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.73%	0.22%	-1.18%	0.55%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.71%	31.81%	15.83%	14.90%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	7.96%	5.57%	5.96%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.94%	10.80%	7.35%	7.46%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.87%	8.37%	8.70%	9.88%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.79%	30.00%	17.24%	16.08%
Seeks long-term capital growth from investments in common stocks or other equity securities.	Loomis Sayles Small Cap Core Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	1.15%	11.46%	8.51%	8.43%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.87%	7.52%	5.89%	6.24%
Seeks capital appreciation.	MFS® Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.83%	11.66%	7.96%	8.61%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	1.06%	8.81%	8.31%	9.43%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.71%	4.65%	0.86%	2.79%
Seeks dividend income, growth of dividend income and long-term capital appreciation.	ClearBridge Variable Dividend Strategy Portfolio — Class II Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	1.00%	16.69%	10.69%	10.47%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.	Victory Pioneer Mid Cap Value VCT Portfolio — Class II Victory Capital Management Inc.	1.01%	10.64%	9.02%	6.91%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
*
This Investment Portfolio is managed in a way that is intended to minimize volatility of returns (referred to as a “managed volatility strategy”). See “Investment Options” section in the prospectus.

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APPENDIX B
Investment Portfolios Available Under the Benefits Offered Under the Contract
If you have elected an optional benefit under the contract, your contract may be subject to investment allocation restrictions, as reflected in the following table. See “Investment Allocation Restrictions for Certain Riders” for more details. If your optional benefit is not included in the table below, your contract is not currently subject to any investment allocation restrictions.
Optional Benefit
Lifetime Withdrawal Guarantee II* (LWG II)
*You may not allocate Purchase Payments to the Standard Dollar Cost Averaging Program if you elect this optional benefit.
Investment Allocation and Other Purchase Payment Restrictions for Lifetime Withdrawal Guarantee II Rider.
LWG II. If you elect the Lifetime Withdrawal Guarantee II rider, you mut comply with certain investment allocation restrictions. Specifically, you must allocate according to either Option (A) or Option (B) below.
Option (A). You must allocate 100% of your Purchase Payments and Account Value among the following Investment Portfolios :

AB Global Dynamic Allocation Portfolio
BlackRock Global Tactical Strategies Portfolio
BlackRock Ultra-Short Term Bond Portfolio
Brighthouse Asset Allocation 60 Portfolio
Brighthouse Asset Allocation 80 Portfolio[1]
Brighthouse Balanced Plus Portfolio
Invesco Balanced-Risk Allocation Portfolio
JPMorgan Global Active Allocation Portfolio
MetLife Multi-Index Targeted Risk Portfolio
PanAgora Global Diversified Risk Portfolio
Schroders Global Multi-Asset Portfolio
You may also allocate purchase payments to the EDCA program, provided that your destination portfolios are one or more of the above listed investment options; you may not allocate purchase payments to the Dollar Cost Averaging program.
1 Only available for contracts issued based on applications and necessary information received in Good Order before the close of the New York Stock Exchange on May 1, 2009.
OR
Option B. You must allocate at least 30% of Purchase Payments or Account Value to Platform 1 portfolios; up to 70% of Purchase Payments or Account Value to Platform 2 portfolios; up to 15% of Purchase Payments or Account Value to Platform 3 portfolios; and up to 15% of Purchase Payments or Account Value to Platform 4 portfolios.
For contracts issued based on applications and necessary information received in Good Order before the close of the New York Stock Exchange on May 1, 2009, the following investment allocation restrictions apply under Option B. You must allocate at least 15% of Purchase Payments and Account Value to Platform 1 portfolios; up to 85% of Purchase Payments or Account Value to Platform 2 portfolios; (the percentages of Platforms 3 and 4 are the same as those listed above).
We will automatically rebalance your allocations quarterly. The investment options in each Platform are:
Platform 1	Platform 2
A minimum of 30% of Purchase Payments or Account Value	A maximum of 70% of Purchase Payments or Account Value
BlackRock Ultra-Short Term Bond Portfolio	AB Global Dynamic Allocation Portfolio
B-1

Platform 1	Platform 2
A minimum of 30% of Purchase Payments or Account Value	A maximum of 70% of Purchase Payments or Account Value
Brighthouse/Franklin Low Duration Total Return Portfolio	BlackRock Capital Appreciation Portfolio
PIMCO Inflation Protected Bond Portfolio	BlackRock Global Tactical Strategies Portfolio
PIMCO Total Return Portfolio	BlackRock High Yield Portfolio
Western Asset Management Government Income Portfolio	Brighthouse Asset Allocation 60 Portfolio
Brighthouse Asset Allocation 80 Portfolio
Brighthouse Balanced Plus Portfolio
Brighthouse/Wellington Core Equity Opportunities Portfolio
ClearBridge Variable Dividend Strategy Portfolio
Invesco Balanced-Risk Allocation Portfolio
Invesco Comstock Portfolio
Invesco Global Equity Portfolio
Jennison Growth Portfolio
JPMorgan Global Active Allocation Portfolio
Loomis Sayles Growth Portfolio
MetLife Multi-Index Targeted Risk Portfolio
MFS® Research International Portfolio
MFS® Total Return Portfolio
MFS® Value Portfolio
PanAgora Global Diversified Risk Portfolio
Schroders Global Multi-Asset Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Platform 3	Platform 4
A maximum of 15% of Purchase Payments or Account Value	A maximum of 15% of Purchase Payments or Account Value
Morgan Stanley Discovery Portfolio	JPMorgan Small Cap Value Portfolio
Victory Pioneer Mid Cap Value VCT Portfolio	Loomis Sayles Small Cap Core Portfolio
Victory Sycamore Mid Cap Value Portfolio	Neuberger Berman Genesis Portfolio
SSGA Emerging Markets Enhanced Index Portfolio
B-2

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 1, 2009, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF41.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000062199